Exhibit 23.6

Consent of Independent Registered Public Accounting Firm

The Board of Directors

People’s United Financial, Inc.:

We consent to the use of our reports dated February 28, 2007 with respect to (i) the consolidated statements of condition of People’s Bank and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2006, and (ii) management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financing reporting as of December 31, 2006, which reports are incorporated by reference in the Registration Statement on Form S-4 of Chittenden Corporation, and to the reference of our firm under the heading “Experts” in the Registration Statement.

/s/ KPMG LLP

Stamford, Connecticut August 22, 2007